1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.5015 awright@energyfutureholdings.com

December 17, 2010

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson Accounting Branch Chief

Re:	Energy Future Intermediate Holding Company LLC Form 10-K for the year ended December 31, 2009 (“2009 10-K”) Filed February 25, 2010 File No. 001-34544

Ladies and Gentlemen:

Set forth below are the responses of Energy Future Intermediate Holding Company LLC (the “Company”) to the comments made in your letter dated December 14, 2010 to John F. Young.

Financial Condition, Liquidity and Capital Resources – Cash Flows, page 30

1.	In future filings, when analyzing the changes in your cash flows, please provide a narrative discussion of each of your cash flows from operating, investing and financing activities or refer to other parts of your document where you have discussed these changes.

Response:

In our upcoming Annual Report on Form 10-K and future filings thereafter, we will provide a narrative discussion of each of our cash flows from operating, investing and financing activities or refer to other parts of the document where such discussion is provided.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions, page 34

2.	We note your table summarizing various financial ratios of Intermediate Holdings and EFH Corp that are applicable under certain covenants in the indentures governing the EFIH Notes and EFH Corp Senior Notes and 9.75% Notes. Please explain to us, and clearly disclose in future filings, whether you are in compliance with all of your debt covenants. Refer to Rule 4-08(c) of Regulation S-X. For example, for several covenants with a threshold of at least 2.0 to 1.0, it appears that at December 31, 2009, you were below the specified threshold and therefore may not have been in compliance with these covenants. If our understanding is correct, please also clarify to your investors the resulting impact of not complying with these covenants and whether you expect your compliance to change in the near term.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 17, 2010

Response:

As of the date of the filing of the 2009 10-K, the Company was (and is currently) in compliance with the covenants in its debt agreements. We do not expect to be in breach of these covenants in the near term.

The table in the 2009 10-K contains a number of “threshold” ratios applicable to the Company. By meeting these ratios, the Company may incur additional debt or make restricted payments (e.g., pay a dividend or make a distribution). For example, if the Company’s fixed charge coverage ratio (i.e. EBITDA to interest expense) is at least 2.0 to 1.0, the Company may be able to incur additional debt.1 The ratios set forth in the table are not financial “maintenance” covenants that can be breached. The Company’s debt agreements do not contain any “maintenance” covenants. By not meeting a particular “threshold” ratio, the Company will be prohibited from taking the action allowed by the applicable covenant. It will not be in breach of the applicable covenant.

In future filings our upcoming Annual Reports on Form 10-K and future filings thereafter, we will add disclosure to make it clear that (i) the ratios set forth in the table are “threshold” ratios whose satisfaction allows for the incurrence of additional debt or the ability to make a restricted payment (instead of “maintenance” ratios that can be breached) and (ii) the Company’s debt agreements do not contain any “maintenance” covenants.

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As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Company’s 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2009 Form 10-K; and

[1]

See footnote (a) in the table on page 34 of the 2009 10-K (“Although [the Company] currently meets the fixed charge coverage ratio threshold applicable to certain covenants contained in the indenture governing the EFIH Notes, [the Company’s] ability to use such thresholds to incur debt or make restricted payments/investments is currently limited by the covenants contained in the EFH Corp. Senior Notes and the EFH Corp. 9.75% Notes.”)

Ms. Jennifer Thompson

Securities and Exchange Commission

December 17, 2010

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be grateful if the Staff would direct all questions with respect to our responses to me (by facsimile at (214) 812-5015 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (EFIH – CFO)

Stan Szlauderbach (EFIH – CAO)